Oncocyte Corporation

15 Cushing

Irvine, California 92618

May 21, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Jessica Dickerson

Re:	Oncocyte Corporation Registration Statement on Form S-3 Originally filed on May 10, 2024, as amended on May 17, 2024 File No. 333-279350 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Oncocyte Corporation (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:30 p.m., Eastern Time, on May 22, 2024, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Greg Kramer, Esq. at (212) 835-4819.

Very truly yours,

Oncocyte Corporation

By:	/s/ Josh Riggs
Josh Riggs
President and Chief Executive Officer

cc: Greg Kramer, Esq., Haynes and Boone, LLP